Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 20, 2013

News Release

Investor Contacts	Media Contacts
OfficeMax	OfficeMax
Mike Steele	Julie Treon
630 864 6826	630 864 6155
michaelsteele@officemax.com	julietreon@officemax.com

Office Depot	Office Depot
Brian Turcotte	Brian Levine
561 438 3657	561 438 2895
brian.turcotte@officedepot.com	brian.levine@officedepot.com

For Immediate Release: February 20, 2013

OFFICEMAX AND OFFICE DEPOT ANNOUNCE MERGER OF EQUALS

TO CREATE $18 BILLION GLOBAL OFFICE SOLUTIONS COMPANY

Two Leading Companies to Combine to Build a Stronger, More Efficient Competitor

Able to Meet the Growing Challenges of a Rapidly Changing Industry

Customers Will Benefit from Unique and Innovative Products, Services and Solutions

Available Through a Global, Multichannel Network

Combined Company Positioned for Sustainable Long-Term Value Creation,

Including Anticipated Annual Synergies of $400-$600 Million and Improved Cash Flows

Combined Company’s Newly Constituted Board of Directors to Include

Equal Representation from Each of the Two Companies

Naperville, Ill. and Boca Raton, Fla. – OfficeMax Incorporated (NYSE:OMX) and Office Depot, Inc. (NYSE:ODP) today announced the signing of a definitive merger agreement under which the companies would combine in an all-stock merger of equals transaction intended to qualify as a tax-free reorganization. The transaction, which was unanimously approved by the Board of Directors of both companies, will create a stronger, more efficient global provider better able to compete in the rapidly changing office solutions industry. Customers will benefit from enhanced offerings across multiple distribution channels and geographies. The combined company, which would have had pro forma combined revenue for the 12 months ended December 29, 2012 of approximately $18 billion, will also have significantly improved financial strength and flexibility, with the ability to deliver long-term operating performance and improvements through its increased scale and significant synergy opportunities.

Under the terms of the agreement, OfficeMax stockholders will receive 2.69 Office Depot common shares for each share of OfficeMax common stock.

“In the past decade, with the growth of the internet, our industry has changed dramatically. Combining our two companies will enhance our ability to serve customers around the world, offer new opportunities for our employees, make us a more attractive partner to our vendors, and increase stockholder value,” said Neil Austrian, Chairman and Chief Executive Officer of Office Depot. “Office Depot and OfficeMax share a similar vision and culture, and will greatly benefit from drawing on the industry’s most talented people, combining our best practices and realizing significant savings. We are confident that this merger of equals represents a new beginning for our two companies and will allow us to build a more competitive enterprise for the long term.”

“We are excited to bring together two companies intent on accelerating innovation for our customers and better differentiating us for success in a dynamic and highly competitive global industry,” said Ravi Saligram, President and CEO of OfficeMax. “We are confident that there will be exciting new opportunities for employees as part of a truly global business. Together, we will have the opportunity to build on our strong digital platforms and to expand our multichannel capabilities to better serve our customers and to compete more effectively. Importantly, this merger of equals transaction will provide stockholders of both companies with a compelling opportunity to participate in the long-term upside potential of the combined company.”

Companies Expect Strategic Combination To Create Long-Term Stockholder Value

Key strategic benefits of the transaction include:

•

Merger of Equals Structure: OfficeMax and Office Depot will have equal representation and governance rights on the combined company’s Board of Directors and equal input on key decisions. With an all-stock merger, OfficeMax and Office Depot stockholders will benefit proportionately from the synergies achieved as a combined company.

•	Enhanced Financial Performance: The combined company is positioned to deliver long-term operating improvement, with greater potential for earnings expansion and improved cash flow generation.

•

Significant Synergy Opportunities: The merger is expected to deliver $400-$600 million in annual cost synergies by the third year following the transaction’s close by leveraging both operating and G&A efficiencies.

•

Financial Strength and Flexibility: On a pro forma basis as of December 29, 2012, the combined company would have had more than $1 billion in cash on hand and more than $1 billion available through revolving credit facilities, giving it the flexibility to invest in both its current business and future growth opportunities.

•

Increased Scale and Competitiveness: The combined company will be well positioned to optimize its shared multichannel sales platform and distribution network, primarily in North America. Together, the companies will provide a wide array of services and solutions that enable customers to work more efficiently and productively. By implementing best practices in sales, operations and management, the combined company is expected to be better able to compete with the many online retailers, warehouse clubs and other traditional retailers that are placing a greater emphasis on office product sales.

•

Broader Global Footprint: The merger will combine the two companies’ complementary international businesses, with minimal overlap, strengthening the combined company’s ability to serve customers around the world.

•

Improved Customer Experience to Build Brand Loyalty: Consumers and business-to-business customers are increasingly demanding a seamless omnichannel experience across retail stores, direct sales, telesales and digital environments. By integrating these touchpoints effectively, the combined company expects to build lasting brand loyalty.

•	Accelerated Innovation: Both companies anticipate sharing customer insights and learnings from innovative pilot programs underway to better identify and fulfill evolving customer needs.

Transaction Details

Following the closing, the combined company’s newly constituted Board of Directors will include equal representation and governance rights from each of the two companies. The parties have also agreed to form a selection committee made up of an equal number of independent Board members from each company that will oversee the search process for naming the CEO for the combined company. Both incumbent CEOs, as well as external candidates, will be considered in the search process. Neil Austrian, the Chairman and CEO of Office Depot, and Ravi Saligram, the President and CEO of OfficeMax will remain in their current positions through the completion of the search process.

The combined company’s management team is expected to draw upon the experienced group of leaders from both companies. The combined company’s name, marketing brands and corporate headquarters location are expected to be determined following the appointment of the CEO for the combined company.

The transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

Under the merger agreement, OfficeMax will have the ability to declare and pay to its common stockholders aggregate cash dividends of up to $131 million ($1.50 per common share) before the closing of the transaction. Payment of dividends would not affect the exchange ratio in the transaction.

In connection with the transaction, BC Partners, Inc. and its affiliates, which hold preferred stock representing approximately 22 percent of Office Depot on an as-converted basis, have agreed to vote in favor of the merger. In addition, BC Partners has agreed that as of the closing, its remaining equity stake will consist of common shares representing an amount no more than 5 percent of the voting capital stock of the combined company as a result of the combination of the redemption of preferred shares, conversion to common shares and open market sales of such common shares and repurchases by Office Depot. Following the closing, BC Partners will have no Board designees or other contractual governance rights related to the combined company.

J. P. Morgan Securities LLC served as exclusive financial advisor to OfficeMax, and provided a fairness opinion to the Board of OfficeMax, and Skadden, Arps, Slate, Meagher & Flom LLP and Dechert LLP acted as legal counsel to OfficeMax.

Peter J. Solomon Company, L.P. and Morgan Stanley & Co. LLC acted as financial advisors and provided fairness opinions to the Board of Office Depot, and Simpson Thacher & Bartlett LLP acted as legal counsel to Office Depot. Kirkland & Ellis acted as legal counsel to the Board of Office Depot.

In connection with the transaction, Perella Weinberg Partners acted as financial advisors to the Transaction Committee of Office Depot’s Board of Directors and Kirkland & Ellis LLP served as the Committee’s legal advisor.

Conference Call and Webcast

OfficeMax and Office Depot will host a joint webcast today at 10:00 a.m. Eastern Time (9:00 a.m. Central Time) to discuss the proposed merger. Participants will include Ravi Saligram, President and CEO, OfficeMax; Bruce Besanko, EVP, Chief Financial Officer and Chief Administrative Officer, OfficeMax; Neil Austrian, Chairman and CEO, Office Depot; and Mike Newman, EVP and Chief Financial Officer, Office Depot.

The live audio webcast of the conference call, as well as a related slide presentation, can be accessed at either the “Investors” section of OfficeMax’s website at www.investor.officemax.com or the “Investors” section of Office Depot’s website at www.officedepot.com. The webcast and a podcast will be archived and available online on each company’s website for at least 30 days following the call.

Fourth Quarter and Full Year 2012 Financial Results

Office Depot and OfficeMax will each announce results for their fourth quarter and full year 2012 this morning before the market opens. This content can be accessed, respectively, at the “Investors” section of Office Depot’s website at officedepot.com and on the “Quarterly Earnings” page located within the “Investors” section of OfficeMax’s website at investor.officemax.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois, 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

OFFICEMAX SAFE HARBOR STATEMENT

Certain statements made in this press release and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses, unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.

About OfficeMax

OfficeMax Incorporated (NYSE: OMX) is a leader in integrating products, solutions and services for the workplace, whether for business or at home. The OfficeMax mission is simple: We provide workplace innovation that enables our customers to work better. The company provides office supplies and paper, in-store print and document services through OfficeMax ImPress®, technology products and solutions, and furniture to businesses and consumers. OfficeMax customers are served by approximately 29,000 associates through e-commerce, more than 900 stores, direct sales and catalogs. OfficeMax has been named one of the 2012 World’s Most Ethical Companies, and is the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute. To find the nearest OfficeMax, call 1-877-OFFICEMAX. For more information, visit www.officemax.com.

About Office Depot

Office Depot provides office supplies and services through 1,629 worldwide retail stores, a field sales force, top-rated catalogs and global e-commerce operations. Office Depot has annual sales of approximately $10.7 billion, employs about 38,000 associates and serves customers in 59 countries around the world.

Office Depot’s common stock is listed on the New York Stock Exchange under the symbol ODP. Additional press information can be found at: http://mediarelations.officedepot.com and http://socialpress.officedepot.com/.

All trademarks, service marks and trade names of Office Depot Incorporated and OfficeMax Incorporated used herein are trademarks or registered trademarks of Office Depot Incorporated and OfficeMax Incorporated, respectively. Any other product or company names mentioned herein are the trademarks of their respective owners.

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